Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Inland Real Estate Corporation:

We consent to the use of our report dated February 27, 2012, except as to notes 4, 8, 13, and 18, which are as of October 4, 2012, with respect to the consolidated balance sheets of Inland Real Estate Corporation as of December 31, 2011 and 2010, and the related consolidated statements of operations and other comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and the related financial statement schedule, and our report dated October 4, 2012 with respect to the effectiveness of internal controls over financial reporting as of December 31, 2011, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Chicago, Illinois
October 12, 2012